

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

J. Kevin Judice
Chief Executive Officer
DICE Therapeutics, Inc.
400 East Jamie Court, Suite 300
South San Francisco, CA 94080

> **Re: DICE Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 3, 2022**
> **File No. 333-267702**

Dear J. Kevin Judice:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Chelsea Anderson